Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

CNET

Why Joby could be the first to make air taxis a reality

19 March 2021

Transcript

Andy Altman: What you’re looking at is considered by many to be the most advanced electric air taxi on the planet. We’ve been talking about electric vertical takeoff and landing vehicles or eVTOL’s for quite a while now, but nobody could blame you if you’ve never heard of Joby Aviation. They’ve been around since 2009. That’s pretty much longer than any other player in the space. They’ve been flying under the radar for the most part, but they recently, finally gave us a look at what they’ve been working on. Joby released two videos on its YouTube channel. The first one speaks for itself, it’s just over one minute long, and shows the vehicle takeoff, move to horizontal flight, and land. The second video is about two minutes of founder, JoeBen Bevirt, talking about the company’s plans with the vehicle behind it. We’ll get to more on that later. But the real highlight of this video is the end, about a minute and a half in, you can see the rotors start to spin in the background, and about 10 seconds later…

JoeBen Bevirt: We are one step closer to making this fantastic feature real, we can’t wait to welcome you on board. Thank you so much.

Andy Altman: Now sure, this was an opportunity to show the aircraft in action, but more significant than just flying was the lack of any real noise. You may have noticed Bevirt didn’t have to raise his voice over the sound coming from right behind him. I didn’t see a lav mic like this one that I’m using, anywhere on it. And while they could have been using a boom mic to record his audio. I’m going to let my friend Brian Cooley, demonstrate why that really wouldn’t matter.

Brian Cooley: Even mic’d up, I can’t really compete over the noise of this portable air compressor and these are a lot quieter than a helicopter

Andy Altman: Thanks Brian, and that lack of noise is really what makes air taxis so appealing for urban transportation. It’s not really practical to have helicopters running through residential neighborhoods all day and night. They’re just too loud. Not to mention…

Paul Sciarra: I’m sure everyone has sort of wanted to like put on their cape and sort of like Superman over the traffic.

Andy Altman: That’s Joby’s Executive Chairman, Paul Sciarra. I had a chance to talk with him about why Joby felt now was the right time for it’s coming out party so to speak, and we’ll get to that in just a minute. First, let’s take a closer look at the aircraft. It’s powered by six electric motors, both for the vertical takeoff and landing, and for cruising, seats five people including the pilot, and has a top speed of 200 miles per hour. Joby says that it has a range of 150 miles but Paul told me in these videos we’re seeing here, a pilot is controlling the aircraft from the ground, but the plan is to have pilots in the cockpit when the air taxi service is actually up and running.

Paul Sciarra: Our approach is a little more Tesla versus, say, Waymo, so it gets something out there that’s differentiated in terms of the core vehicle but is operated in a very traditional way and then stage, and then step wise kind of move to a more progressively autonomous future.

Andy Altman: Joby says it’s completed more than a thousand successful test flights, but if that’s the case, why are we just seeing it now? I mean, you could argue this is becoming a pretty crowded space with a lot of players showing off their videos on YouTube and Instagram for years.

Paul Sciarra: We felt like we kind of were at a point where we were hitting the specifications that we think are really important for being able to deliver a commercial service, so now felt like the right time to tell a little bit more about the story, about the vehicle and about what it can enable for customers on the other side.

Andy Altman: Now it’s also probably worth nothing that Joby is going public on the New York Stock Exchange with a company called Reinvent Technology Partners, so that probably played a role in the timing as well. So, what else does Joby have going for it? It’s got a manufacturing deal with Toyota worth about $600 billion dollars, oh and it also acquired a little company you may have heard of called Uber Elevate.

Paul Sciarra: The next 10 years are for us are a lot about commercialization. So this was the group inside of Uber that was doing work on market simulation, dynamic placement, demand forecasting as well as building some of the tools that allow for more seamless shift between a multi-modal journey, so moving people from cars into aerial vehicles and then back into cars on the other side.

Andy Altman: Now the questions that always seem to come up around these type of aircraft is around regulatory red tape, well that’s another place where Joby appears to have a leg up on the competition. It’s already agreed to certification terms with the FAA, meaning Joby knows exactly the requirements it has to meet over the next few years of testing to get its aircraft certified for commercial flight.

Paul Sciarra: Folks have been talking about flying currencies behind cars for a long time, it’s sort of been the Jetson’s future, it’s always been like five or ten years away. Now, given where we stand on the technical development of the aircraft, given where we stand on the certification side of things, we’ve got an opportunity to bring this service and make it useful to people very very soon.

Andy Altman: Now, like I’ve said, there are a lot of companies vying to be the first to get commercial air taxis in the skies, but it’s tough to argue that Joby isn’t at least in the top few contenders given how long it’s been around and where it stands with the FAA. So now that these appear to be closer than ever, what do you think about the concept of urban air taxis? Do you think we’ll actually be riding these to work, to school, maybe even the bar? Let me know in the comments below. If you enjoyed this video, don’t forget to like and subscribe and follow me on Twitter. Thanks for watching, I’m Andy Altman, I’ll see you in the future.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction,

(v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.